Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that we filed on January 30, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in connection with the proposed investment by PLDT Inc. in Radius Telecoms, Inc.

January 30, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Form 4-2 in relation to the proposed investment by PLDT Inc. in Radius Telecoms, Inc.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,397 As of December 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
January 30, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Proposed investment in Radius Telecoms, Inc. (“Radius”)
Background/Description of the Disclosure

On January 30, 2024, the Board of Directors of PLDT Inc. (the “Board” and “PLDT”, respectively) approved the proposed investment by PLDT in Radius by subscribing to 2,491,516 shares of common stock, representing 34.9% equity interest in Radius, subject to due diligence and execution of definitive agreements (the “Proposed Investment”).

The other details of the Proposed Investment are set out below.

Date of Approval by Board of Directors
January 30, 2024
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction

The Proposed Investment is a strategic move to fortify PLDT’s market position and increase its market share through a harmonious integration of solution capabilities and market coverage by capitalizing on Radius’ 100% fiber facilities that span 150 enterprise buildings, 200+ residential multi-dwelling units, and 200+ villages.

Details of the Acquisition
Date	To be announced upon execution of definitive agreements.
Manner
Please refer to the “Background/Description of the Disclosure”.
Description of the company to be acquired

Radius is a corporation duly organized under Philippine laws and with office address at 12th Floor, Tower 2, Rockwell Business Center, Ortigas Avenue, Pasig City. Radius holds a congressional telecommunications franchise to construct, install, establish, operate, and maintain for commercial purposes and in the public interest, the business of providing basic and enhanced telecommunications services in the Philippines, and between the Philippines and other countries and territories.

Radius is 100% owned by Paragon Vertical Corporation, which is a wholly-owned subsidiary of e-Meralco Ventures, Inc., a wholly-owned subsidiary of the Manila Electric Company (“MERALCO”).

Number of shares to be acquired
2,491,516 common shares of Radius
Percentage to the total outstanding shares of the company subject of the transaction
34.9% of the total issued and outstanding capital stock of Radius
Price per share
The indicative price per share is Php849.28.
Nature and amount of consideration given or received
The indicative amount of the Proposed Investment is Php2,116,000,000.00.
Principle followed in determining the amount of consideration

The indicative amount of the Proposed Investment is based on the business valuation of Radius using financial projections and future cash flows at 34.9% of its total issued and outstanding capital stock.

Terms of payment
The payment terms of the indicative amount of the Proposed Investment are subject to negotiation and execution of definitive agreements.
Conditions precedent to closing of the transaction, if any

The closing of the Proposed Investment shall be subject to the satisfaction of closing conditions that are customary in transactions of a similar nature including, but not limited to, the following:

(a)
completion of due diligence review;
(b)
procurement of necessary internal corporate and regulatory approvals; and
(c)
execution of definitive agreements.

Any other salient terms
Please refer to “Conditions precedent to closing of the transaction, if any.”
Identity of the person(s) from whom the shares were acquired or to whom they were sold
The Proposed Investment will be made by PLDT by subscribing to 2,491,516 shares of common stock of Radius.

Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates

There are four directors of PLDT who also serve as directors of MERALCO:

(a)
Manuel V. Pangilinan;
(b)
Ray C. Espinosa;
(c)
James L. Go; and
(d)
Artemio V. Panganiban.

The foregoing directors of PLDT did not take part in the approval of the Proposed Investment.

Effect(s) on the business, financial condition and operations of the Issuer, if any

By leveraging on the existing infrastructure and co-building in key areas, both PLDT and Radius stand to gain cost efficiencies. This potential partnership will strengthen the market presence of PLDT and Radius and unlock synergies in solution capabilities and network coverage to better serve and improve quality of service to PLDT and Radius customers across the country.

Other Relevant Information
None.

11. Item 9 (Other events)

Attached herewith is PSE Form 4-2 in relation to the proposed investment by PLDT Inc. in Radius Telecoms, Inc.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 30, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : January 31, 2024